Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of March 2006                       Commission File Number 1-11854


                                 NATUZZI S.p.A.
                 (Translation of Registrant's name into English)


                               Via Iazzitiello 47
                             70029 Santeramo, Italy
                          (Address of principal office)


      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F |X|   Form 40-F |_|


      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Form 20-F |_|   Form 40-F |X|


      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

     Natuzzi's Board of Directors Approves Fourth Quarter and Full Year 2005
                                Financial Results


      SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--March 29, 2006--Natuzzi S.p.A. (NYSE: NTZ):

      --    4Q&FY05 FINANCIAL HIGHLIGHTS

      --    2005 NET SALES AT EUR 669.9 MILLION FROM EUR 753.4 REPORTED IN 2004

      -- 2005 LOSSES PER SHARE AT EUR 0.31 VS EARNINGS PER SHARE OF EUR 0.34 IN 2004

      --    FULL YEAR 2004 CASH FLOW FROM OPERATIONS AT EUR 23.2 MILLION

      The Board of Directors of Natuzzi S.p.A. (NYSE: NTZ) ('Natuzzi' or 'the Company'), the world's leading manufacturer of leather-upholstered furniture, today announces the approval of the financial results for the fourth quarter and fiscal year ended on December 31, 2005.

      NET SALES

      In fourth quarter ended on December 31, 2005, Natuzzi total net sales decreased by 1.5 percent to EUR 190.6 million, or $226.6 million, down from EUR
193.6 million, or $251.5 million reported for the same quarter of 2004. During the same period total seats sold increased by 4.1 percent. Considering the twelve months ended on December 31, 2005, total net sales decreased 11.1 percent from 2004 at EUR 669.9 million, or $ 834.0 million, and units sold by 8.4 percent.
      During the last three months of 2005, upholstery net sales were up 3.0 percent at EUR 173.0, or $205.7 million, from EUR 167.9 million, or $ 218.1 million, reported for the same period last year. Other sales (principally living-room accessories and raw materials produced by the Company and sold to third parties) decreased by 31.5 percent to EUR 17.6 million, or $ 20.9 million.
      In the fourth quarter 2005 net sales in the Americas were at EUR 64.9 million, or $ 77.2 million, up by 19.7 percent from EUR 54.2 million, or $ 70.4 million in 2004 fourth quarter. In Europe sales were at EUR 96.9 million, or $
115.2 million, down by 4.6 percent from EUR 101.6 million, or $ 132.0 million, reported in the same quarter last year, and in the rest of the world net sales were down 7.4 percent at EUR 11.2 million, or $ 13.3 million, from EUR 12.1 million, or $ 15.7 million, reported in the previous year comparable period.
      In the quarter ended on December 31, 2005, total net sales to our chains Divani & Divani by Natuzzi stores, Natuzzi stores, and Kingdom of Leather stores were at EUR 32.3 million, or $ 38.4 million, down by 21.0 percent as compared to EUR 40.9 million, or $ 53.1 million reported one year ago. During the same quarter nine new stores were opened (4 in Australia and one each in France, Denmark, Czech Republic, Latvia, and Saudi Arabia), whereas 3 stores were closed (2 in Italy, and one in China), therefore the total number of stores was 290 as at December 31, 2005. At the same date there were 605 galleries, 80 more than one year earlier.
      Leather-upholstered furniture sales in the fourth quarter 2005 were at EUR
147.4 million, or $ 175.3 million, increasing 6.4 percent over last year's fourth quarter, whereas during the same period fabric-upholstered furniture were at EUR 25.6 million, or $ 30.4 million, down by 12.9 percent with respect to last year comparable period.
      Fourth quarter 2005 net sales for the Natuzzi branded products, representing 61.5 percent of total upholstery net sales, were at EUR 106.4 million, or $ 126.5 million, 18.2 percent down with respect to the last year's comparable quarter, whereas, over the same period, sales for the Italsofa products increased by 75.7 percent to EUR 66.6 million, or $ 79.2 million.

      GROSS PROFIT & OPERATING INCOME

      For the three months ended December 31, 2005, Natuzzi's gross profit was at EUR 55.0 million, or $ 65.4 million, 14.9 percent down from EUR 64.6 million, or $ 83.9 million, reported one year earlier. As a percentage of sales, gross profit margin decreased at 28.9 percent from 33.4 percent recorded one year ago.
      Over the same period, the Company reported an operating loss of EUR 5.4 million, or $ 6.4 million, versus an operating income of EUR 2.8 million, or $
3.6 million, reported in 2004 fourth quarter.

      FOREX & TAXES

      During the last quarter of 2005 the Company had a net foreign exchange gain of EUR 2.4 million, or $ 2.9 million, versus a net foreign exchange loss of EUR 0.5 million, or $ 0.6 million, reported in last year's comparable period.
      Over the same period, Company's income taxes were at EUR 4.1 million, or $
4.9 million, as compared to EUR 6.1 million, or $ 7.9 million, of last year fourth quarter. Considering the whole 2005, income taxes were EUR 3.2 million, or $ 4.0 million, versus EUR 17.6 million, or $ 21.9 million, in 2004

      NET INCOME & EARNINGS PER SHARE

      For the quarter ended on December 31, 2005, the Company reported net losses of EUR 2.8 million, or net losses of $ 3.3 million, from a net loss of EUR 9.3 million, or $ 12.1 million, reported in the same quarter of last year. Losses per share (ADR) were EUR 0.05, or $ 0.06, from EUR 0.17 losses per share, or $ 0.22, for the fourth quarter of 2004.
      In 2005 the Company recorded net losses of EUR 16.7 million, or net losses of $ 20.8 million, whereas one year earlier it reported net earnings of EUR 18.4 million, or $ 22.9 million. On ADR basis net losses for 2005 totaled EUR 0.31, or $ 0.39, down from earnings per share of EUR 0.34, or $ 0.42, reported for the whole 2004.

      CASH FLOW

      For the full 2005, cash flow from operations were EUR 23.2 million, or $
28.9 million, down from EUR 68.3 million, or $ 85.0 million, generated in 2004. On a per ADR basis, net operating cash flow was EUR 0.42, or $ 0.52, versus EUR 1.25, or $ 1.55 generated in 2004.

      OUTLOOK

      Pasquale Natuzzi, Chairman and Chief Executive Officer, commented: "We are encouraged by the earnings before taxes reported in the fourth quarter 2005 after four quarters in a row of losses.
      In 2006 we will continue to be focused on the initiatives that should make our operations more efficient and profitable.
      At the same time, we have to take into consideration that the industry and currency scenario for 2006 appears to be characterized by the same uncertainties experienced last year.
      In light of the above, we confirm the previously announced targets for 2006 with a positive net profit margin at most at 3 percent together with an increase in units sold of about 5 percent."
      In consideration of the negative results reported in the period, the Directors will not propose the distribution of dividends at the annual Shareholders' meeting, to be held on April 28th, 2006 (on first call), and if necessary, on April 29th, 2006 (on second call).

      CONVERSION RATES

      The fourth quarter 2005 and 2004 dollar figures presented in this announcement were converted at an average noon buying rate of $ 1.1890 per EUR and $ 1.2991 per EUR, respectively. The 2005 and 2004 figure were converted at an average noon buying rate of $ 1.2449 per EUR and $ 1.2438 per EUR, respectively.

      FOURTH QUARTER AND FULL YEAR 2005 TELECONFERENCE

      Pasquale Natuzzi, Chief Executive Officer and Chairman, Daniele Tranchini, Chief Sales & Marketing Officer, Nicola Dell'Edera, Chief Financial Officer a.i., and Fred Starr, Chief Executive Officer and President of Natuzzi Americas, will discuss financial results, followed by a question and answer session, in a teleconference at 10:00 a.m. New York time (4:00 p.m. London time - 5:00 p.m. Italian time) on March 30, 2006.

      Replay of this event will be available on our web-site, www.natuzzi.com, starting from 15:00 Italian time on March 31, 2006.

      About NATUZZI S.p.A.

      Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture.
      Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 124 markets on 5 continents. Cutting-edge design, superior Italian craftsmanship, and advanced, vertically-integrated manufacturing operations underpin the Company's market leadership.
      Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 132 stores, which it licenses to qualified furniture dealers. Outside Italy, the Company sells to various furniture retailers, as well as through 147 licensed Divani& Divani by Natuzzi and Natuzzi stores.
      Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.

      FORWARD-LOOKING STATEMENTS

      Statements in this press release other than statements of historical fact are "forward-looking statements". Forward-looking statements are based on management's current expectations and beliefs and therefore you should not place undue reliance on them. These statements are subject to a number of risks and uncertainties, including risks that may not be subject to the Company's control, that could cause actual results to differ materially from those contained in any forward-looking statement. These risks include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, competitive and regulatory environment, as well as other political, economical and technological factors, and other risks identified from time to time in the Company's filings with the Securities and Exchange Commission, particularly in the Company's annual report on Form 20-F. Forward looking statements speak as of the date they were made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events.

                    NATUZZI S.P.A. AND SUBSIDIARIES

         Unaudited Consolidated Statement of Earnings for the
                         fourth quarter ended
        December 31, 2005 and 2004 on the basis of Italian GAAP
         (Expressed in millions of EUR except per share data)
 -------------------------------------------------------------------

                   Three months ended on % Over   Percentage of Sales
                   31-Dec-05   31-Dec-04 (Under)  31-Dec-05 31-Dec-04
 --------------- ----------- ----------- --------- -------- --------
   Upholstery net
    sales             173.0       167.9       3.0%    90.8%    86.7%
   Other sales         17.6        25.7   ( 31.5)%     9.2%    13.3%
 --------------- ----------- ----------- --------- -------- --------
 Net Sales            190.6       193.6    ( 1.5)%   100.0%   100.0%
 --------------- ----------- ----------- --------- -------- --------
       Purchases      (77.5)      (97.1)     20.2%    40.7%    50.2%
           Labor      (30.1)      (29.4)   ( 2.4)%    15.8%    15.2%
    Third-party
   Manufacturers       (7.2)       (5.3)  ( 35.8)%     3.8%     2.7%
  Manufacturing
           Costs       (8.9)       (8.3)   ( 7.2)%     4.7%     4.3%
   Inventories,
             net      (11.9)       11.1  ( 207.2)%     6.2%  ( 5.7)%
 Cost of Sales       (135.6)     (129.0)   ( 5.1)%    71.1%    66.6%
 --------------- ----------- ----------- --------- -------- --------
 Gross Profit          55.0        64.6   ( 14.9)% ( 28.9)% ( 33.4)%
 --------------- ----------- ----------- --------- -------- --------
        Selling
        Expenses      (48.4)      (50.1)      3.4%    25.4%    25.9%
    General and
  Administrative
        Expenses      (12.0)      (11.7)   ( 2.6)%     6.3%     6.0%
 Operating
  Income (Loss)        (5.4)        2.8  ( 292.9)%  ( 2.8)%     1.4%
 --------------- ----------- ----------- --------- -------- --------
       Interest
     Income, net        0.0        (0.4)               0.0%  ( 0.2)%
        Foreign
   Exchange, net        2.4        (0.5)               1.3%  ( 0.3)%
  Other Income,
             net        4.2        (5.1)               2.2%  ( 2.6)%
 Earnings
  (Losses) before
  taxes and
  minority
  interest              1.2        (3.2)    137.5%     0.6%  ( 1.7)%
 --------------------------- ----------- --------- -------- --------
    Income taxes       (4.1)       (6.1)            ( 2.2)%  ( 3.2)%
 Earnings
  (Losses) before
  minority
  interest             (2.9)       (9.3)     68.8%  ( 1.5)%  ( 4.8)%
 --------------------------- ----------- --------- -------- --------
       Minority
        Interest       (0.1)        0.0             ( 0.1)%     0.0%
 Net Earnings
  (Losses)             (2.8)       (9.3)     69.9%  ( 1.5)%  ( 4.8)%
 --------------- ----------- ----------- --------- -------- --------
 Earnings
  (Losses) Per
  Share               (0.05)      (0.17)            ( 0.0)%  ( 0.1)%
 --------------- ----------- ----------- --------- -------- --------
 Average Number
  of Shares
  Outstanding*   54,681,628  54,681,628
 --------------- ----------- ----------- --------- -------- --------
 (*) Net of shares repurchased                  1 EUR = 1,936.27 ITL

-------------------------------------------------------------------
 Key Figures in U.S. dollars        Three months ended on
    (millions)                 31-Dec-05            31-Dec-04
 --------------------------- --------------------- -----------------
 Net Sales                        226.6              251.5
 Gross Profit                      65.4               83.9
 Operating
  Income (Loss)                    (6.4)               3.6
 Net Earnings
  (Losses)                         (3.3)             (12.1)
 Earnings
  (Losses) per
  Share                           (0.06)             (0.22)
 Average exchange rate (U.S.
  dollar per Euro)               1.1890             1.2991
 -------------------------------------------------------------------

                    NATUZZI S.P.A. AND SUBSIDIARIES
 Unaudited Consolidated Statement of Earnings for the full year ended
        December 31, 2005 and 2004 on the basis of Italian GAAP
         (Expressed in millions of EUR except per share data)

                   Twelve months ended on  % Over  Percentage of Sales
                     31-Dec-05   31-Dec-04 (Under) 31-Dec-05 31-Dec-04
------------------ ----------- ----------- --------- ------- ---------
   Upholstery net
             sales      594.8       665.5   ( 10.6)%   88.8%     88.3%
       Other sales       75.1        87.9   ( 14.6)%   11.2%     11.7%
Net Sales               669.9       753.4   ( 11.1)%  100.0%    100.0%
------------------ ----------- ----------- ----------------- ---------
         Purchases     (295.3)     (335.4)     12.0%   44.1%     44.5%
             Labor     (108.3)     (107.2)   ( 1.0)%   16.2%     14.2%
      Third-party
     Manufacturers      (25.3)      (26.9)      5.9%    3.8%      3.6%
    Manufacturing
             Costs      (33.6)      (30.1)  ( 11.6)%    5.0%      4.0%
  Inventories, net        3.1        15.1   ( 79.5)% ( 0.5)%   ( 2.0)%
Cost of Sales          (459.4)     (484.5)      5.2%   68.6%     64.3%
------------------ ----------- ----------- ----------------- ---------
Gross Profit            210.5       268.9   ( 21.7)%   31.4%     35.7%
------------------ ----------- ----------- ----------------- ---------
  Selling Expenses     (182.2)     (188.2)      3.2%   27.2%     25.0%
      General and
   Administrative
          Expenses      (43.0)      (40.7)   ( 5.7)%    6.4%      5.4%
Operating Income
 (Loss)                 (14.7)       40.0  ( 136.8)% ( 2.2)%      5.3%
------------------ ----------- ----------- ----------------- ---------
 Interest Income,
               net        0.0        (0.6)              0.0%   ( 0.1)%
Foreign Exchange,
               net       (1.6)        2.3            ( 0.2)%      0.3%
 Other Income, net        2.5        (5.6)              0.4%   ( 0.7)%
Earnings (Losses)
 before taxes and
 minority interest      (13.8)       36.1  ( 138.2)% ( 2.1)%      4.8%
------------------------------ ----------- ----------------- ---------
      Income taxes       (3.2)      (17.6)           ( 0.5)%   ( 2.3)%
Earnings (Losses)
 before minority
 interest               (17.0)       18.5  ( 191.9)% ( 2.5)%      2.5%
------------------ ----------- ----------- ----------------- ---------
 Minority Interest       (0.3)        0.1            ( 0.0)%      0.0%
Net Earnings
 (Losses)               (16.7)       18.4  ( 190.8)% ( 2.5)%      2.4%
------------------ ----------- ----------- ----------------- ---------
Earnings (Losses)
 per Share              (0.31)       0.34            ( 0.0)%      0.0%
------------------ ----------- ----------- --------- ------- ---------
Average Number of
 Shares
 Outstanding*      54,681,628  54,681,628
------------------------------ ----------- --------- ------- ---------
(*) Net of shares repurchased                     1 EUR = 1,936.27 ITL


----------------------------------------------------------------------
 Key Figures in U.S. dollars       Twelve months ended on
          (millions)            31-Dec-05            31-Dec-04
------------------------------ ------------          -----------------
Net Sales                           834.0               937.1
Gross Profit                        262.1               334.5
Operating Income
 (Loss)                             (18.3)               49.8
Net Earnings
 (Losses)                           (20.8)               22.9
Earnings (Losses)
 per Share                          (0.39)               0.42
Average exchange rate (U.S.
 dollar per Euro)                  1.2449              1.2438
----------------------------------------------------------------------

                         GEOGRAPHIC BREAKDOWN
----------------------------------------------------------------------
                          Sales*                Seat Units
                        4th Quarter  % Over     4th Quarter    % Over
                        2005   2004  (Under)    2005     2004  (Under)
====================== ====== ====== ======= ======== ======== =======
Americas                64.9   54.2    19.7% 366,939  313,370    17.1%
            % of total  37.5%  32.3%            45.7%    40.6%
Europe                  96.9  101.6   (4.6%) 392,494  410,917   (4.5%)
            % of total  56.0%  60.5%            48.8%    53.2%
Rest of world           11.2   12.1   (7.4%)  44,198   48,042   (8.0%)
            % of total   6.5%   7.2%             5.5%     6.2%
---------------------- ------ ------ ------- -------- -------- -------
TOTAL                  173.0  167.9     3.0% 803,631  772,329     4.1%
-------------------------------------------- -------------------------
* Expressed in millions of EUR
-------------------------------------------- -------------------------

                        BREAKDOWN BY COVERING
----------------------------------------------------------------------
                          Sales*                Seat Units
                        4th Quarter  % Over     4th Quarter    % Over
                        2005   2004  (Under)    2005     2004  (Under)
====================== ====== ====== ======= ======== ======== =======
Leather                147.4  138.5     6.4% 653,604  592,042    10.4%
            % of total  85.2%  82.5%            81.3%    76.7%
Fabric                  25.6   29.4  (12.9%) 150,027  180,287  (16.8%)
            % of total  14.8%  17.5%            18.7%    23.3%
Total                  173.0  167.9     3.0% 803,631  772,329     4.1%
-------------------------------------------- -------------------------
* (Expressed in millions of EUR)
-------------------------------------------- -------------------------

                          BREAKDOWN BY BRAND
----------------------------------------------------------------------
                          Sales*                Seat Units
                        4th Quarter  % Over     4th Quarter    % Over
                        2005   2004  (Under)    2005     2004  (Under)
====================== ====== ====== ======= ======== ======== =======
Natuzzi                106.4  130.0  (18.2%) 384,606  511,243  (24.8%)
            % of total  61.5%  77.4%            47.9%    66.2%
Italsofa                66.6   37.9    75.7% 419,025  261,086    60.5%
            % of total  38.5%  22.6%            52.1%    33.8%
TOTAL                  173.0  167.9     3.0% 803,631  772,329     4.1%
-------------------------------------------- -------------------------
* (Expressed in millions of EUR)
-------------------------------------------- -------------------------

                         GEOGRAPHIC BREAKDOWN
----------------------------------------------------------------------
                      Sales*                  Seat Units
                   Twelve months % Over  Twelve months ended   % Over
                      ended on                     on
                   Dec-05 Dec-04 (Under)   Dec-05     Dec-04   (Under)
================== ====== ====== ======= ========== ========== =======
Americas           241.7  279.4  (13.5%) 1,386,329  1,564,901  (11.4%)
        % of total  40.6%  42.0%              49.3%      51.0%
Europe             313.2  340.1   (7.9%) 1,262,887  1,319,740   (4.3%)
        % of total  52.7%  51.1%              44.9%      43.0%
Rest of world       39.9   46.0  (13.3%)   162,523    186,330  (12.8%)
        % of total   6.7%   6.9%               5.8%       6.0%
------------------ ------ ------ ------- ---------- ---------- -------
TOTAL              594.8  665.5  (10.6%) 2,811,739  3,070,971   (8.4%)
------------------ ------ ------ ------- ---------- ---------- -------
* (Expressed in millions of EUR)
------------------ ------ ------ ------- ---------- ---------- -------

                        BREAKDOWN BY COVERING
----------------------------------------------------------------------
                      Sales*                  Seat Units
                   Twelve months % Over  Twelve months ended   % Over
                      ended on                     on
                   Dec-05 Dec-04 (Under)   Dec-05     Dec-04   (Under)
================== ====== ====== ======= ========== ========== =======
Leather            498.9  547.9   (8.9%) 2,224,834  2,345,044   (5.1%)
        % of total  83.9%  82.3%              79.1%      76.4%
Fabric              95.9  117.6  (18.5%)   586,905    725,927  (19.2%)
        % of total  16.1%  17.7%              20.9%      23.6%
Total              594.8  665.5  (10.6%) 2,811,739  3,070,971   (8.4%)
------------------ ------ ------ ------- ---------- ---------- -------
* (Expressed in millions of EUR)
----------------------------------------------------------------------

                          BREAKDOWN BY BRAND
----------------------------------------------------------------------
                      Sales*                  Seat Units
                   Twelve months % Over  Twelve months ended   % Over
                      ended on                     on
                   Dec-05 Dec-04 (Under)   Dec-05     Dec-04   (Under)
================== ====== ====== ======= ========== ========== =======
Natuzzi            387.8  507.0  (23.5%) 1,451,341  1,986,461  (26.9%)
        % of total  65.2%  76.2%              51.6%      64.7%
Italsofa           207.0  158.5    30.6% 1,360,398  1,084,509    25.4%
        % of total  34.8%  23.8%              48.4%      35.3%
TOTAL              594.8  665.5  (10.6%) 2,811,739  3,070,970   (8.4%)
------------------ ------ ------ ------- ---------- ---------- -------
* (Expressed in millions of EUR)

                    NATUZZI S.P.A. AND SUBSIDIARIES
     Unaudited Consolidated Balance Sheet as of December 31, 2005 and December 31, 2004 (Expressed in millions of EUR)

                                               31-Dec-05   31-Dec-04
--------------------------------------------- ----------  ----------
                    ASSETS
Current Assets:
  Cash and cash equivalents                        89.7        87.3
  Marketable debt securities                        0.0         0.0
  Trade receivables, net                          123.6       137.6
  Other receivables                                46.3        41.2
  Inventories                                     115.7       112.6
  Unrealized foreign exchange gains                 0.0         7.1
  Prepaid expenses and accrued income               2.6         2.4
  Deferred income taxes                             6.6         1.2
--------------------------------------------- ----------  ----------
Total current assets                              384.5       389.4
--------------------------------------------- ----------  ----------
Non-Current Assets:
  Net property, plant and equipment               262.8       272.0
  Other assets                                     16.6        11.2
  Deferred income taxes                             1.1         0.6
--------------------------------------------- ----------  ----------
TOTAL ASSETS                                      665.0       673.2
--------------------------------------------- ----------  ----------
  LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Short-term borrowings                             7.7         5.6
  Current portion of long-term debt                 0.4         0.6
  Accounts payable-trade                           73.5        83.7
  Accounts payable-other                           24.8        20.3
  Unrealized foreign exchange losses                4.8         0.0
  Income taxes                                      3.0         2.5
  Salaries, wages and related liabilities          22.1        18.7
--------------------------------------------- ----------  ----------
Total current liabilities                         136.3       131.4
--------------------------------------------- ----------  ----------
Long-Term Liabilities:
  Employees' leaving entitlement                   32.3        29.6
  Long-term debt                                    3.6         5.0
  Deferred income taxes                             0.0         0.4
  Deferred income for capital grants               14.8        12.5
  Other liabilities                                 6.3         5.4
--------------------------------------------- ----------  ----------
Minority Interest                                   0.7         0.9
--------------------------------------------- ----------  ----------
Shareholders' Equity:
  Share capital                                    54.7        54.7
  Reserves                                         42.3        42.3
  Additional paid-in capital                        8.3         8.3
  Retained earnings                               365.7       382.7
--------------------------------------------- ----------  ----------
Total shareholders' equity                        471.0       488.0
--------------------------------------------- ----------  ----------
Commitments and contingent liabilities              0.0         0.0
--------------------------------------------- ----------  ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY        665.0       673.2
--------------------------------------------------------  ----------

                    NATUZZI S.P.A. AND SUBSIDIARIES
            Unaudited Consolidated Statements of Cash Flows as of December 31, 2005 and 2004 (Expressed in millions of EUR)

                                                            31-    31-
                                                           Dec-   Dec-
                                                             05     04
                                                         ------ ------
Cash flows from operating activities:
   Net earnings (losses)                                 (16.7)  18.4
   Adjustments to reconcile net income to net cash
    provided by operating activities:
       Depreciation and amortization                      33.0   34.1
       Employees' leaving entitlement                      2.4    2.6
       Deferred income taxes                              (6.3)  (0.7)
       Minority interest                                  (0.2)   0.1
       (Gain) loss on disposal of assets                  (0.2)  (3.5)
       Unrealized foreign exchange (losses) / gain        11.9    0.6
       Deferred income for capital grants                 (5.6)  (0.9)
   Change in assets and liabilities:
       Receivables, net                                   10.6   28.1
       Inventories                                        (1.6) (16.6)
       Prepaid expenses and accrued income                (0.1)  (0.2)
       Other assets                                       (1.4)  (0.9)
       Accounts payable                                   (7.4)   6.7
       Income taxes                                        0.5   (1.7)
       Salaries, wages and related liabilities             3.3    2.6
       Other liabilities                                   1.0   (0.4)
-------------------------------------------------------- ------ ------
Total adjustments                                         39.9   49.9
-------------------------------------------------------- ------ ------
NET CASH PROVIDED BY OPERATING ACTIVITIES                 23.2   68.3
-------------------------------------------------------- ------ ------

Cash flows from investing activities:
   Property, plant and equipment:
       Additions                                         (20.9) (51.9)
       Disposals                                           0.9    9.4
   Government grants received                              1.0    0.0
   Marketable debt securities:
       Proceeds from sales                                 0.0    0.0
   Purchase of business, net of cash acquired             (2.0)  (0.1)
   Disposal of business                                    0.0    5.5
-------------------------------------------------------- ------ ------
NET CASH USED IN INVESTING ACTIVITIES                    (21.0) (37.1)
-------------------------------------------------------- ------ ------
Cash flows from financing activities:
   Long term debt:
       Proceeds                                            0.5    1.3
       Repayments                                         (2.1)  (1.3)
   Short-term borrowings                                   1.6    1.8
   Dividends paid to shareholders                         (3.8)  (7.7)
   Dividends paid to minority shareholders                 0.0   (0.1)
-------------------------------------------------------- ------ ------
NET CASH USED IN FINANCING ACTIVITIES                     (3.8)  (6.0)
-------------------------------------------------------- ------ ------
   Effect of translation adjustments on cash               4.0   (1.5)
-------------------------------------------------------- ------ ------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS           2.4   23.7
-------------------------------------------------------- ------ ------
   Cash and cash equivalents, beginning of the year       87.3   63.6
-------------------------------------------------------- ------ ------
CASH AND CASH EQUIVALENTS, END OF THE  PERIOD             89.7   87.3
-------------------------------------------------------- ------ ------
Supplemental disclosure of cash flow information
   Cash paid during the year for interest                  0.0    1.0
-------------------------------------------------------- ------ ------
   Cash paid during the year for income taxes              0.0    9.3
-------------------------------------------------------- ------ ------


    CONTACT: Natuzzi S.p.A.
             Investor Relations Dept.
             Tel.: +39-080-8820-812
             Fax:  +39-080-8820-241
             E-mail: investor_relations@natuzzi.com
             or
             Corporate Press Office
             Tel.: +39-080-8820-124
             Fax:  +39-080-8820-508
             E-mail: relazioni.esterne@natuzzi.com

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         NATUZZI S.p.A.
                                         (Registrant)


Date:  29th March 2006               By: /s/ GIUSEPPE DESANTIS
                                         ----------------------------------
                                             Giuseppe Desantis